DATE: JULY 9th, 2003

TRADING SYMBOL:

TORONTO & OSLO: CRU

FRANKFURT: KNC, OTC-BB-other: CRWVF

NEWS RELEASE

Crew secures industrial partner for Seqi Olivine project

VANCOUVER, Canada, DATE July 9th, 2003, Crew Development Corporation (“Crew”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRWVF): Crew is pleased to announce that an agreement has been signed with Minelco AB, a subsidiary of leading iron ore producer LKAB of Sweden, to develop a Bankable Feasibilty Study (BFS) for Crew’s Seqi olivine project in Greenland. Crew will be responsible for the management of further drilling and for the BFS, whereas Minelco will cover all costs. Furthermore, as a part of the agreement Minelco has (subject to the completion of a BFS) an option to buy 51% of the Seqi project by carrying all capital expenditures related to the development of a mining operation as defined by the BFS. The Seqi project will be organized in a separate Greenlandic company owned 51% by Minelco AB and 49% by Crew and where Crew will be the preferred operator.

Crew acquired 100% of the mineral rights to the Seqi olivine deposit, located 90 km North of Greenland’s capital city Nuuk, West Greenland, in early 2003. Seqi is a large, homogenous olivine deposit made up of 97% olivine. The high purity and favourable chemical composition contribute to a clear commercial potential for this deposit.  Furthermore, the deposit is located only 600 m from tidewater in a protected fjord, which provides all-year access. The location and relatively simple nature of the operation allows for a short lead-time to production. Initial assessments indicate that a production rate between one and two million tonnes per year is viable.

The Seqi olivine occurrence is fully exposed and has been subject to limited drilling and surface sampling. Open pitable, inferred resources, derived from drilling to about 50 m depth, are estimated at 46 million tonnes. Gravimetric studies have indicated a resource potential in excess of 100 million tonnes.

Olivine is an anhydrous magnesium-iron silicate, which is used extensively in iron-pellet production and with beneficial properties such as a high melting point, high density, heat capacity and hardness making olivine products suitable for a number of industrial applications.

Crew is making immediate preparations for further resource drilling at the Seqi olivine deposit and the development of a project BFS. Crew has mobilized a drill rig to be shipped from Norway to Greenland in July. Subject to approvals from relevant authorities, drilling is expected to commence in early August and continue into September.

Jan A. Vestrum

President & CEO

This news release contains certain "Forward-Looking Statements". All statements, other than statements of historical fact, included in this release, and/or statements made by company officers or directors at any given time, as well as Crew’s future plans are such forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Crew does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

For more information please contact our UK Head Office, TEL: +44 193-226-8755 or the Oslo Office at +47 22 12 16 50.    For more information about Crew, additional contact information or to subscribe to future news releases, please visit our new website: www.crewdev.com.